Exhibit 3.1

AMENDMENT TO THE BYLAWS

OF

GWG HOLDINGS, INC.

Effective as of May 13, 2019

The following amendments are made to the Bylaws (the “Bylaws”) of GWG Holdings, Inc. (the “Corporation”) pursuant to resolutions adopted by the Corporation’s Board of Directors (the “Board”) on May 13, 2019.

1. The first sentence of Article 3.2 of the Bylaws is hereby amended to read as follows:

“3.2 Number; Qualification; Term of Office. The Board shall consist of at least three Directors and up to 15 Directors, the precise number thereof to be determined from time to time by resolution of the Board.”

2. Article 3.4 of the Bylaws is hereby amended to read as follows:

“3.4 Resignation and Removal. Any Director may resign at any time by notice given in writing to the Corporation. Such resignation shall take effect at the time therein specified, and, unless otherwise specified in such resignation, the acceptance of such resignation shall not be necessary to make it effective. Any Director or the Entire Board may be removed at any time, but only for cause and only by the affirmative vote of the holders of two-thirds or more of the outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of Directors (considered for this purpose as one class) cast at a meeting of the Stockholders called for that purpose, and only for cause as provided in the General Corporation Law.”

3. Except as otherwise expressly modified by this Amendment, all terms, provisions, covenants and agreement contained in the Bylaws shall remain unmodified and in full force and effect.